Exhibit 99.11
INDIAN GAAP STANDALONE

Independent Auditor’s Report To the Members of Infosys Limited

(formerly Infosys Technologies Limited)

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (‘the Company’) which comprise the Balance Sheet as at 31 March 2012, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (“the Act”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2012;
(ii)	in the case of the Statement of Profit and Loss, of the profit for the year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.
As required by the Companies (Auditor’s Report) Order, 2003 (“the Order”), as amended, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

2.	As required by section 227(3) of the Act, we report that:
a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
c.	the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
d.
in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956; and

e.
on the basis of written representations received from the directors as on 31 March 2012, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2012, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
13 April 2012

Annexure to the Auditors’ Report

The Annexure referred to in our report to the members of Infosys Limited (‘the Company’) (formerly Infosys Technologies Limited) for the year ended 31 March 2012. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
(b)
The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii)		The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii)	(a)
The Company has granted a loan to a body corporate covered in the register maintained under section 301 of the Companies Act, 1956 (‘the Act’). The maximum amount outstanding during the year was Rs 269,565,993 and the year-end balance of such loan amounted to Rs 1,239,007. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

(b)
In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c)
In the case of the loan granted to the body corporate listed in the register maintained under section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

	(d)	There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under section 301 of the Act.
(e)
The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv)
In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v)	(a)
In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Act have been entered in the register required to be maintained under that section.

(b)
In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi)		The Company has not accepted any deposits from the public.

(vii)		In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii)		The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix)	(a)
According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2012 for a period of more than six months from the date they became payable.

(b)
According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs.)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax demanded	5,084,704	Assessment year 2006-2007	CIT(Appeals), Bangalore
Income Tax Act, 1961	Demand under section 156	73,025,295 #	Assessment year 2009-2010	CIT(Appeals), Bangalore
Service tax	Service tax demanded	57,563,973 #	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax demanded	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty demanded	231,520,178	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax demanded	41,972,658	April 2009 to March 2010	Commissioner, Bangalore
APVAT Act, 2005	Inter-state sales demanded	417,650	April 2006 to March 2007	Sales tax appellate Tribunal, Andhra Pradesh
APVAT Act, 2005	Sales tax demanded	3,112,450 #	April 2007 to March 2008	High Court of Andhra Pradesh
KVAT Act, 2003	Sales tax, interest and penalty demanded	245,343,982 *#	April 2005 to March 2009	High Court of Karnataka
MVAT Act, 2002	Excess refund along with interest demanded.	1,320,455 #	January 2006 to December 2007	Deputy commissioner sales tax, Pune
CENVAT Credit Rules, 2004	Irregular availment of CENVAT credit	111,413,495 #	October 2004 to March 2009	CESTAT, Bangalore
* net of amounts paid under protest.
# a stay order has been received against the amount disputed and not deposited.

(x)	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi)	The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii)	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.

(xiv)	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi)	The Company did not have any term loans outstanding during the year.

(xvii)	The Company has not raised any funds on short-term basis.

(xviii)	The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

(xix)	The Company did not have any outstanding debentures during the year.

(xx)	The Company has not raised any money by public issues during the year.

(xxi)	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
13 April 2012

INFOSYS LIMITED
in crore
Balance Sheet as at March 31,	Note	2012	2011
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	29,470	24,214
		29,757	24,501
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	21	25
		21	25
CURRENT LIABILITIES
Trade payables	2.5	68	85
Other current liabilities	2.6	2,365	1,770
Short-term provisions	2.7	3,604	2,473
		6,037	4,328
		35,815	28,854
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,045	4,056
Intangible assets	2.8	16	–
Capital work-in-progress		588	249
		4,649	4,305
Non-current investments	2.10	1,068	1,206
Deferred tax assets (net)	2.3	189	230
Long-term loans and advances	2.11	1,431	1,244
Other non-current assets	2.12	13	–
		7,350	6,985
CURRENT ASSETS
Current investments	2.10	341	119
Trade receivables	2.13	5,404	4,212
Cash and cash equivalents	2.14	19,557	15,165
Short-term loans and advances	2.15	3,163	2,373
		28,465	21,869
		35,815	28,854
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1&2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

INFOSYS LIMITED
in crore, except per share data
Statement of Profit and Loss for the year ended March 31,	Note	2012	2011
Income from software services and products	2.16	31,254	25,385
Other income	2.17	1,829	1,147
Total revenue		33,083	26,532
Expenses
Employee benefit expenses	2.18	15,473	12,459
Cost of technical sub-contractors	2.18	2,483	2,044
Travel expenses	2.18	944	771
Cost of software packages and others	2.18	625	459
Communication expenses	2.18	203	170
Professional charges		437	299
Depreciation and amortisation expense	2.8	794	740
Other expenses	2.18	1,028	769
Total expenses		21,987	17,711
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		11,096	8,821
Tax expense:
Current tax	2.19	3,053	2,521
Deferred tax	2.19	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		7,986	6,443
Dividend income, net of taxes	2.34	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM		8,470	6,443
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		139.07	112.26
Diluted		139.06	112.22
After Exceptional item
Basic		147.51	112.26
Diluted		147.50	112.22
Number of shares used in computing earnings per share	2.31
Basic		57,41,99,094	57,40,13,650
Diluted		57,42,29,742	57,42,01,958
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1&2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the year ended March 31,	Note	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		11,096	8,821
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		794	740
Interest and dividend income		(1,720)	(1,086)
Profit of sale of tangible assets	2.35.5	(2)	–
Effect of exchange differences on translation of assets and liabilities		19	(6)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(60)	(5)
Changes in assets and liabilities
Trade receivables	2.35.1	(1,180)	(968)
Loans and advances and other assets	2.35.2	(819)	(704)
Liabilities and provisions	2.35.3	671	234
		8,799	7,026
Income taxes paid	2.35.4	(2,844)	(2,756)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,955	4,270
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.35.5	(1,296)	(1,152)
Investments in subsidiaries	2.35.6	(104)	(77)
Disposal of other investments	2.35.7	(222)	3,378
Interest and dividend received	2.35.8	1,703	1,086
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		81	3,235
Dividend income, net of taxes	2.34	484	–
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		565	3,235
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		6	24
Repayment of loan given to subsidiary	2.35.9	35	14
Dividends paid including residual dividend		(2,012)	(3,156)
Dividend tax paid		(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES		(2,298)	(3,642)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		60	5
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		4,282	3,868
Add: Bank balances taken over from Infosys Consulting Inc., USA pursuant to merger (refer to note 2.25)		110	–

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		15,165	11,297
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		19,557	15,165

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1&2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.12 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.13 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.14 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2012

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.37. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,30,001 (57,41,51,559) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	287	287
Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

The Board of Directors, in their meeting on October 12, 2011, declared an interim dividend of 15 per equity share. Further the Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of 22 per equity share and a special dividend - 10 years of Infosys BPO operations of 10 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012. The total dividend appropriation for the year ended March 31, 2012 amounted to 3,137 crore including corporate dividend tax of 438 crore.

During the year ended March 31, 2011, the amount of per share dividend recognized as distributions to equity shareholders was 60. The dividend for the year ended March 31, 2011 includes 20 per share of final dividend, 10 per share of interim dividend and 30 per share of 30th year special dividend. The total dividend appropriation for the year ended March 31, 2011 amounted to 4,013 crore including corporate dividend tax of 568 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2012 and March 31, 2011 is set out below:

Particulars	As at March 31, 2012		As at March 31, 2011
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning	57,41,51,559	287	57,38,25,192	287
Add: Shares issued on exercise of employee stock options	78,442	–	3,26,367	–
Number of shares at the end	57,42,30,001	287	57,41,51,559	287

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2012 and March 31, 2011, respectively, is set out below:

Particulars	Year ended March 31,
	2012	2011
The 1998 Plan :
Options outstanding, beginning of the period	50,070	242,264
Less: Exercised	49,590	188,675
Forfeited	480	3,519
Options outstanding, end of the period	–	50,070
Options exercisable, end of the period	–	–
The 1999 Plan :
Options outstanding, beginning of the period	48,720	204,464
Less: Exercised	28,852	137,692
Forfeited	8,185	18,052
Options outstanding, end of the period	11,683	48,720
Options exercisable, end of the period	7,429	40,232

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,799 and 2,950, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,702 and 2,902, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at March 31, 2012 and March 31, 2011 respectively:

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	"Weighted average remaining contractual life (in years)"	"Weighted average exercise price (in )"
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The1999Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

As at March 31, 2012 and March 31, 2011, the Company had 11,683 and 98,790 number of shares reserved for issue under the 1998 and 1999 employee stock option plans, respectively. Most of the shares reserved for issue under the 1998 and 1999 employee stock option plans are vested and are exercisable at any point of time, except for 4,254 shares issued under the 1999 employee stock option plan which is unvested as of March 31, 2012. The vesting date for these 4,254 shares is June 16, 2012.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at March 31,
	2012	2011
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,057	3,022
Add: Receipts on exercise of employee stock options	6	24
Income tax benefit arising from exercise of stock options	1	11
	3,064	3,057
General reserve - Opening balance	5,512	4,867
Add: Transferred from Surplus	847	645
	6,359	5,512
Surplus- Opening Balance	15,591	13,806
Add: Net profit after tax transferred from Statement of Profit and Loss	8,470	6,443
Reserves on merger of Infosys Consulting Inc.	(84)	–
Amount available for appropriation	23,977	20,249
Appropriations:
Interim dividend	862	574
30th year special dividend	–	1,722
Special dividend - 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	645
Surplus- Closing Balance	19,993	15,591
	29,470	24,214

2.3 DEFERRED TAXES
in crore
Particulars	As at March 31,
	2012	2011
Deferred tax assets
Fixed assets	266	234
Trade receivables	18	19
Unavailed leave	101	85
Computer software	35	24
Accrued compensation to employees	31	24
Others	8	20
	459	406
Deferred tax liabilities
Branch profit tax	270	176
	270	176

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2012 and March 31, 2011, the Company has provided for branch profit tax of 270 and 176 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by 22 crore during the year ended March 31, 2012 due to foreign currency fluctuation impact.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	14	18
Rental deposits received from subsidiary (refer to note 2.25)	7	7
	21	25

2.5 TRADE PAYABLES
in crore
Particulars	As at March 31,
	2012	2011
Trade payables(1)	68	85
	68	85
(1)Includes dues to subsidiaries (refer to note 2.25)	61	55

2.6 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Accrued salaries and benefits
Salaries and benefits	53	42
Bonus and incentives	394	363
Other liabilities
Provision for expenses	824	537
Retention monies	42	21
Withholding and other taxes payable	454	292
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	4	4
Other payables(1)	31	1
Advances received from clients	14	19
Unearned revenue	519	488
Mark-to-market loss on forward and options contracts	28	–
Unpaid dividends	2	3
	2,365	1,770
(1) Includes dues to subsidiaries (refer to note 2.25)	29	–

2.7 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2012	2011
Provision for employee benefits
Unavailed leave	379	303
Others
Proposed dividend	1,837	1,149
Provision for
Tax on dividend	298	187
Income taxes	967	756
Post-sales client support and warranties	123	78
	3,604	2,473

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:
in crore
Particulars	Year ended March 31,
	2012	2011
Balance at the beginning	78	73
Provision recognized/(reversal)	60	5
Provision utilised	(15)	–
Exchange difference during the period	–	–
Balance at the end	123	78

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciationand amortization				Net book value
	As at April 1, 2011	Additions/ Adjustments during the period	Deductions/ Retirement during the period	As at March 31, 2012	As at April 1, 2011	For the period	Dedictions/ Adjustments during the period	As at March 31, 2012	As at March 31, 2012	As at March 31, 2011
Tangible assets :
Land : Free-hold	406	18	–	424	–	–	–	–	424	406
Leasehold	135	140	–	275	–	–	–	–	275	135
Buildings (1)(2)	3,532	196	1	3,727	964	242	1	1,205	2,522	2,568
Plant and equipment (2)(3)	876	81	147	810	525	166	147	544	266	351
Office equipment(3)	276	39	43	272	143	55	43	155	117	133
Computer equipment (2)(3)(4)	1,092	245	249	1,088	872	218	242	848	240	220
Furniture and fixtures (2)(3)	598	69	128	539	359	111	127	343	196	239
Vehicles	7	2	–	9	3	1	–	4	5	4
	6,922	790	568	7,144	2,866	793	560	3,099	4,045	4,056
Intangible assets :
Intellectual property rights	12	17	–	29	12	1	–	13	16	–
	12	17	–	29	12	1	–	13	16	–
Total	6,934	807	568	7,173	2,878	794	560	3,112	4,061	4,056
Previous year	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.
	(3)	During the years ended March 31, 2012 and March 31, 2011, certain assets which were old and not in use having gross book value of 559 crore and 440 crore respectively, (net book value nil) were retired.
	(4)	Includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc. on merger.

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2012 is 2 crore, (less than 1 crore for March 31, 2011).

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2012.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	29	31
	60	25	35
Plant and machinery	3	3	-
	3	2	1
Computer equipment	1	1	-
	1	1	-
Furniture and fixtures	2	2	-
	1	1	-
Total	66	35	31
	65	29	36

The aggregate depreciation charged on the above assets during the year ended March 31, 2012 amounted to 6 crore (6 crore for the year ended March 31, 2011).

The rental income from Infosys BPO for the year ended March 31, 2012 amounted to 12 crore(17 crore for the year ended March 31, 2011).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Year ended March 31,
	2012	2011
Lease rentals recognized during the period	91	68

		in crore

	As at March 31,
Lease obligations payable	2012	2011
Within one year of the balance sheet date	93	63
Due in a period between one year and five years	161	152
Due after five years	41	30

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Non-current investments
Long term investments - at cost
Trade (unquoted) (refer to note 2.10.1)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA
Nil (5,50,00,000) common stock of USD 1.00 par value, fully paid	–	243
Infosys Technologies, S. de R.L. de C.V., Mexico
14,99,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid up	54	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
2,20,00,000 (1,45,16,997) shares of BRL 1.00 par value, fully paid	60	38
Infosys Technologies (Shanghai) Company Limited	93	11
Infosys Consulting India Limited
10,00,000 (Nil) equity shares of 10/- each, fully paid	1	–
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
	1,064	1,202
	1,068	1,206
Current investments – at the lower of cost and fair value
Others Non-trade (unquoted)
Liquid mutual fund units (refer to note 2.10.2)	5	–
Certificates of deposit (refer to note 2.10.2)	336	119
	341	119
Aggregate amount of unquoted investments	1,409	1,325
Aggregate amount of provision made for non-current investments	2	2
(1) Investments include 4,76,250 (6,79,250) options of Infosys BPO

2.10.1 Details of Investments

The details of non-current trade investments in equity instruments as at March 31, 2012 and March 31, 2011 is as follows:
in crore
Particulars	As at March 31,
	2012	2011
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

2.10.2 Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2012 is as follows:

Particulars	Units	Amount (in Crore)
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	49,97,115	5
	49,97,115	5

There are no investments in liquid mutual fund units as at March 31, 2011.

The balances held in certificates of deposit as at March 31, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

The balances held in certificates of deposit as at March 31, 2011 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

2.11 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Capital advances	433	250
Electricity and other deposits	26	30
Rental deposits	22	16
Other loans and advances
Advance income taxes	929	924
Prepaid expenses	15	20
Loans and advances to employees
Housing and other loans	6	4
	1,431	1,244

2.12 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2012	2011
Others
Advance to gratuity trust (refer to note 2.28)	13	–
	13	–

2.13 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
	2012	2011
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	47	56
Less: Provision for doubtful debts	47	56
	–	–
Other debts
Unsecured
Considered good(2)	5,404	4,212
Considered doubtful	33	27
	5,437	4,239
Less: Provision for doubtful debts	33	27
	5,404	4,212

	5,404	4,212
(1) Includes dues from companies where directors are interested	8	2
(2) Includes dues from subsidiaries (refer to note 2.25)	152	72

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS
in crore
Particulars	As at March 31,
	2012	2011
Cash on hand	–	–
Balances with banks
In current and deposit accounts	18,057	13,665
Others
Deposits with financial institutions	1,500	1,500
	19,557	15,165
Balances with banks in unpaid dividend accounts	2	3
Deposit accounts with more than 12 months maturity	379	606
Balances with banks held as margin money deposits against guarantees	117	92

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of 119 crore and 95 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2012	2011
In current accounts
ANZ Bank, Taiwan	2	3
Bank of America, USA	566	274
Citibank NA, Australia	68	61
Citibank NA, Thailand	1	1
Citibank NA, Japan	9	17
Citibank NA, NewZealand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deutsche Bank, France	4	3
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, UK	31	40
Deutsche Bank, Spain	1	1
HSBC Bank, UK	–	1
Nordbanken, Sweden	2	4
Royal Bank of Canada, Canada	5	23
Deustche Bank, India	8	11
Deustche Bank-EEFC (Euro account)	9	8
Deustche Bank-EEFC (U.S. Dollar account)	23	141
Deutsche Bank-EEFC (Swiss Franc account)	2	2
ICICI Bank, India	13	18
ICICI Bank-EEFC (U.S. Dollar account)	14	14
Standard Chartered Bank, UAE	1	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Punjab National Bank, India	1	–
	792	638
In deposit accounts
Allahabad Bank	852	500
Andhra Bank	510	399
Axis Bank	746	476
Bank of Baroda	1,732	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	488
Canara Bank	1,399	1,225
Central Bank of India	700	354
Corporation Bank	395	295
DBS Bank	40	–
Federal Bank	20	–
HDFC Bank	1,357	646
ICICI Bank	1,418	689

in crore
Particulars	As at March 31,
	2012	2011
IDBI Bank	1,000	716
ING Vysya Bank	82	–
Indian Overseas Bank	600	500
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	95	25
Oriental Bank of Commerce	700	578
Punjab National Bank	1,285	1,493
Ratnakar Bank	5	–
State Bank of Hyderabad	500	225
State Bank of India	–	386
State Bank of Mysore	249	354
South Indian Bank	25	25
Syndicate Bank	550	500
Union Bank of India	602	631
Vijaya Bank	153	95
Yes Bank	131	23
	17,146	12,932
In unpaid dividend accounts
Citibank - Unclaimed dividend account	–	1
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	1	1
	2	3
In margin money deposits against guarantees
Canara Bank	56	29
State Bank of India	61	63
	117	92
Deposits with financial institutions
HDFC Limited	1,500	1,500
	1,500	1,500

Total cash and cash equivalents as per Balance Sheet	19,557	15,165

2.15 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	–	32
Others
Advances
Prepaid expenses	38	32
For supply of goods and rendering of services	20	50
Withholding and other taxes receivable	654	516
Others(1)	14	10
	726	640

Restricted deposits (refer to note 2.32)	461	344
Unbilled revenues	1,766	1,158
Interest accrued but not due	31	14
Loans and advances to employees
Housing and other loans	49	38
Salary advances	89	84
Electricity and other deposits	35	30
Rental deposits	6	2
Mark-to-market gain on forward and options contracts	–	63
	3,163	2,373
Unsecured, considered doubtful
Loans and advances to employees	3	3
	3,166	2,376
Less: Provision for doubtful loans and advances to employees	3	3
	3,163	2,373
(1) Includes dues from subsidiaries (refer to note 2.25)	13	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Year ended March 31,
	2012	2011
Income from software services	29,755	24,146
Income from software products	1,499	1,239
	31,254	25,385

2.17 OTHER INCOME
in crore
Particulars	Year ended March 31,
	2012	2011
Interest received on deposits with banks and others	1,696	1,068
Dividend received on investment in mutual fund units	24	18
Miscellaneous income, net	28	22
Gains / (losses) on foreign currency, net	81	39
	1,829	1,147

2.18 EXPENSES
in crore
Particulars	Year ended March 31,
	2012	2011
Employee benefit expenses
Salaries and bonus including overseas staff expenses	15,019	11,994
Contribution to provident and other funds	405	410
Staff welfare	49	55
	15,473	12,459
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	1,809	1,568
Technical sub-contractors - others	674	476
	2,483	2,044
Travel expenses
Overseas travel expenses	845	688
Traveling and conveyance	99	83
	944	771
Cost of software packages and others
For own use	463	320
Third party items bought for service delivery to clients	162	139
	625	459
Communication expenses
Telephone charges	150	130
Communication expenses	53	40
	203	170

in crore
Particulars	Year ended March 31,
	2012	2011
Other expenses
Office maintenance	232	188
Power and fuel	154	142
Brand building	82	70
Rent	91	68
Rates and taxes, excluding taxes on income	51	48
Repairs to building	41	44
Repairs to plant and machinery	37	33
Computer maintenance	46	33
Consumables	24	23
Insurance charges	25	24
Research grants	3	14
Marketing expenses	19	14
Commission charges	24	12
Printing and Stationery	11	11
Professional membership and seminar participation fees	14	10
Postage and courier	9	9
Advertisements	4	6
Provision for post-sales client support and warranties	60	5
Commission to non-whole time directors	8	5
Freight Charges	1	1
Provision for bad and doubtful debts and advances	60	3
Books and periodicals	3	3
Auditor's remuneration
Statutory audit fees	1	1
Bank charges and commission	2	1
Donations	26	1
	1,028	769

2.19 TAX EXPENSE
in crore
Particulars	Year ended March 31,
	2012	2011
Current tax
Income taxes	3,053	2,521
Deferred taxes	57	(143)
	3,110	2,378

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March  31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars	As at March 31,
	2012		2011
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts(1)		72		271
[Net of amount paid to statutory authorities 1,114 crore (469 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		949		742

	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	677	3,445	500	2,230
In Euro	20	136	20	127
In GBP	20	163	10	72
In AUD	23	121	10	46
Options outstanding
In USD	50	254	–	–
		4,119		2,475
(1)
Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (671 crore), including interest of 313 crore (177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 . The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units.The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,081 crore (1,196 crore as at March 31, 2011).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
in crore
Particulars	As at March 31,
	2012	2011
Not later than one month	304	413
Later than one month and not later than three months	650	590
Later than three months and not later than one year	3,165	1,472
	4,119	2,475

The Company recognized a loss on derivative financial instruments of 263 crore and gain on derivative financial instruments of  53 crore during the year ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Year ended March 31,
	2012	2011
Capital goods	180	161
Software packages	6	4
	186	165

2.23 ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Year ended March 31,
	2012	2011
Earnings in foreign currency
Income from software services and products	30,597	23,954
Interest received from banks and others	12	6
Dividend received from subsidiary	578	–
	31,187	23,960
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	702	535
Professional charges	354	159
Technical sub-contractors - subsidiaries	1,806	1,568
Overseas salaries and incentives	9,140	6,907
Other expenditure incurred overseas for software development	1,344	1,431
	13,346	10,600
Net earnings in foreign currency	17,841	13,360

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS.  For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the year ended March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2012	2011
Interim dividend for fiscal 2012	5	8,13,31,029	122	–
Interim and 30th year special dividend for fiscal 2011	4	10,87,18,147	–	435
Final dividend for fiscal 2011	4	8,74,37,368	175	–
Final dividend for fiscal 2010	7	10,68,22,614	–	160

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)	Thailand	–	–
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	–
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	–
(1)	Effective January 12, 2012, Infosys Consulting Inc., was merged with Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	As at March 31,
	2012	2011
Short-term Loans and Advances
Infosys China	–	23
Infosys Brasil	–	9
Trade Receivables
Infosys China	12	39
Infosys Australia	–	5
Infosys Mexico	–	1
Infosys Consulting	–	24
Infosys BPO (Including subsidiaries)	9	3
Infosys Public Services	131	–

in crore
Particulars	As at March 31,
	2012	2011
Other Receivables
Infosys Australia	1	–
Infosys BPO (Including subsidiaries)	1	–
Infosys Public Services	–	–
Trade Payables
Infosys China	6	32
Infosys Australia	52	–
Infosys BPO (Including subsidiaries)	2	3
Infosys Consulting	–	17
Infosys Consulting India	–	1
Infosys Mexico	–	1
Infosys Sweden	1	1
Other Payables
Infosys Australia	2	–
Infosys BPO (Including subsidiaries)	8	–
Infosys Consulting India	2	–
Infosys Public Services	17	–
Deposit given for shared services
Infosys BPO (Including subsidiaries)	3	–
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the year ended March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Year ended March 31,
	2012	2011
Capital transactions:
Financing transactions
Infosys Shanghai	82	11
Infosys Mexico	–	14
Infosys Brasil	22	10
Infosys China	–	42
Infosys Consulting India	1	–
Loans
Infosys Brasil	(10)	9
Infosys China	(25)	(23)
Revenue transactions:
Purchase of services
Infosys Australia	1,333	889
Infosys China	263	240
Infosys Consulting	146	353
Infosys Consulting India	2	5
Infosys BPO (Including subsidiaries)	27	17
Infosys Sweden	10	12
Infosys Mexico	27	49
Infosys Brasil	1	3
Purchase of shared services including facilities and personnel
Infosys Consulting (including subsidiaries)	2	–
Infosys BPO (including subsidiaries)	101	114
Interest income
Infosys China	1	2
Infosys Brasil	1	–
Sale of services
Infosys Australia	14	33
Infosys China	8	6
Infosys Brasil	1	–
Infosys Mexico	5	–
Infosys BPO (including subsidiaries)	34	21
Infosys Consulting	43	73
Infosys Public Services	171	–
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	57	78
Infosys Consulting	21	4
Dividend income
Infosys Australia	578	–

During the year ended March 31, 2012, an amount of 20 crore (Nil for the year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2012, an amount of Nil (12 crore for the year ended March 31, 2011 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Year ended March 31,
	2012	2011
Salaries and other employee benefits	45	33

2.26 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Year ended March 31,
	2012	2011
Capital	5	6
Revenue	655	521

2.27 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2012 and March 31, 2011:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,172	6,117	6,572	7,393	31,254
	9,293	4,686	5,948	5,458	25,385
Identifiable operating expenses	5,162	2,789	3,018	3,148	14,117
	4,210	2,107	2,844	2,385	11,546
Allocated expenses	2,475	1,402	1,504	1,695	7,076
	1,971	1,009	1,275	1,170	5,425
Segmental operating income	3,535	1,926	2,050	2,550	10,061
	3,112	1,570	1,829	1,903	8,414
Unallocable expenses					794
					740
Other income					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

Geographic Segments

Year ended March 31, 2012 and March 31, 2011:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	20,346	6,614	740	3,554	31,254
	16,815	5,252	594	2,724	25,385
Identifiable operating expenses	8,869	2,995	368	1,885	14,117
	7,521	2,311	286	1,428	11,546
Allocated expenses	4,659	1,496	153	768	7,076
	3,610	1,120	122	573	5,425
Segmental operating income	6,818	2,123	219	901	10,061
	5,684	1,821	186	723	8,414
Unallocable expenses					794
					740
Other income, net					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

2.28 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

 Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Obligations at year beginning	459	308	256	217	221
Transfer of obligation	–	–	(2)	–	–
Service cost	143	171	72	47	47
Interest cost	37	24	19	15	16
Actuarial (gain)/ loss	(6)	15	(4)	–	(9)
Benefits paid	(64)	(59)	(33)	(23)	(21)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year/period end	569	459	308	256	217

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.

Change in plan assets
Plan assets at year beginning, at fair value	459	310	256	229	221
Expected return on plan assets	47	34	24	16	18
Actuarial gain	–	1	1	5	2
Contributions	140	173	62	29	9
Benefits paid	(64)	(59)	(33)	(23)	(21)
Plan assets at year/period end, at fair value	582	459	310	256	229

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	582	459	310	256	229
Present value of the defined benefit obligations at the end of the year	569	459	308	256	217
Asset recognized in the balance sheet	13	-	2	–	12

Assumptions
Interest rate	8.57%	7.98%	7.82%	7.01%	7.92%
Estimated rate of return on plan assets	9.45%	9.36%	9.00%	7.01%	7.92%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2012 and March 31, 2011 comprises of the following components:
in crore
Particulars	Year ended March 31,
	2012	2011
Gratuity cost for the year
Service cost	143	171
Interest cost	37	24
Expected return on plan assets	(47)	(34)
Actuarial (gain)/loss	(6)	14
Plan amendment amortization	(4)	(4)
Net gratuity cost	123	171

Actual return on plan assets	47	35

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

 As at March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 125 crore to the gratuity trust during the fiscal 2013

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2012 and March 31, 2011 amounted to 18 crore and 22 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.29 PROVIDENT FUND

The Company contributed 214 crore towards provident fund during the year ended March 31, 2012, respectively (179 crore during the year ended March 31, 2011, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2012 , 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position are given below:
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Plan assets at period end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at period end	1,816	1,579	1,295	997	743
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2012	2011	2010	2009	2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8 years	7 years	7 years	6 years	6 years
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

2.30 SUPERANNUATION

The Company contributed 63 crore to the superannuation trust during the year ended March 31, 2012, respectively (57 crore during the year ended March 31, 2011, respectively).

2.31 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2012	2011
Number of shares considered as basic weighted average shares outstanding	57,41,99,094	57,40,13,650
Add: Effect of dilutive issues of shares/stock options	30,648	1,88,308
Number of shares considered as weighted average shares and potential shares outstanding	57,42,29,742	57,42,01,958

2.32 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2012 include 461 crore (344 crore as at March 31, 2011) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

The company has no dues to micro and small enterprises during the year ended March 31, 2012 and March 31, 2011 and as at March 31, 2012 and March 31, 2011.

2.34 EXCEPTIONAL ITEM

During the quarter and year ended March 31, 2012, the Company received dividend of 484 crore, net of taxes of 94 crore from its wholly owned subsidiary Infosys Australia.

2.35 SCHEDULES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Year ended March 31,
	2012	2011
2.35.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	5,404	4,212
Less: Trade receivables taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012	12	-
Less: Opening balance considered	4,212	3,244
	1,180	968

2.35.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current)(1)	4,605	3,617
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	18	22
Interest accrued but not due	31	14
Loan to subsidiary	-	32
Advance income taxes	929	924
Capital Advance	433	250
	3,194	2,375
Less: Opening balance considered	2,375	1,671
	819	704
(1) excludes loans and advances and other assets of 2 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(2) refer to note 2.28

2.35.3 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current)(1)	6,050	4,353
Less:Unpaid dividend	2	3
Retention monies	42	21
Gratuity obligation - unamortised amount relating to plan amendment	18	22
Provisions separately considered in Cash Flow statement
Income taxes	967	756
Proposed dividend	1,837	1,149
Tax on dividend	298	187
	2,886	2,215
Less: Opening balance considered	2,215	1,981
	671	234
(1)excludes trade payables of 8 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.4 INCOME TAXES PAID
Charge as per the profit and loss account	3,110	2,378
Add/(Less) : Increase/(Decrease) in advance income taxes (1)	(1)	283
Increase/(Decrease) in deferred taxes (2)(3)	(57)	143
Income tax benefit arising from exercise of stock options	(1)	(11)
(Increase)/Decrease in income tax provision(4)	(207)	(37)
	2,844	2,756
(1) excludes advance taxes 6 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(2) excludes exchange difference of 22 crore and 6 crore for the year ended March 31, 2012 and March 31, 2011
(3) excludes deferred tax asset of 38 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(4) excludes provision for taxes of 4 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.5 PAYMENT TOWARDS CAPITAL EXPENDITURE
As per the balance sheet (1)(2)	797	1,017
Less: Profit on sale of tangible assets	2	-
Less: Opening capital work-in-progress	249	228
Add: Closing capital work-in-progress	588	249
Add: Opening retention monies	21	66
Less: Closing retention monies	42	21
Add: Closing capital advance	433	250
Less: Opening capital advance	250	181
	1,296	1,152
(1)net of 3 crore movement in land from leasehold to free-hold upon acquisition for the year ended March 31, 2011
(2)net of assets having gross book value of 10 crore (net book value 2 crore) taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.6 INVESTMENTS IN SUBSIDIARIES (1)
As per the balance sheet (2)	1,063	1,202
Less: Opening balance considered (3)	959	1,125
	104	77
(1) refer to note 2.25 for investment made in subsidiaries
(2)excludes investment in Infosys Consulting India Limited of 1 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(3)excludes investment of 243 crore as of March 31, 2011 in Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.7 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	119	3,497
Less: Closing balance	341	119
	(222)	3,378
Interest and dividend income as per profit and loss account	1,720	1,086
Add: Opening interest accrued but not due on certificate of deposits and bank deposits	14	14
Less: Closing interest accrued but not due on certificate of deposits and bank deposits	31	14
and subsidiary loan
	1,703	1,086

2.35.9 LOAN GIVEN TO SUBSIDIARIES
Closing Balance	–	32
Less: Increase in loan balance due to exchange difference	3	–
Less: Opening balance	32	46
	(35)	(14)

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Year ended March 31,
	2012	2011
Income from software services and products	31,254	25,385
Software development expenses	17,835	14,267
GROSS PROFIT	13,419	11,118
Selling and marketing expenses	1,453	1,219
General and administration expenses	1,905	1,485
	3,358	2,704
OPERATING PROFIT BEFORE DEPRECIATION	10,061	8,414
Depreciation and amortization	794	740
OPERATING PROFIT	9,267	7,674
Other income	1,829	1,147
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	11,096	8,821
Tax expense:
Current tax	3,053	2,521
Deferred tax	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM	7,986	6,443
Dividend income, net of taxes	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM	8,470	6,443

2.37 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items			in crore
Note	Description	As at March 31,
		2012	2011
2.8	Fixed assets - Vehicles
	Deletion during the period	0.47	0.08
	Depreciation on deletions	0.47	0.08
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06

Profit & Loss Items	in crore
Note	Description	Year ended March31,
		2012	2011
Profit & Loss	Additional dividend	0.02	–
	Additional dividend tax	–	–

2.18	Auditor's remuneration
	Certification charges	0.07	0.06
	Out-of-pocket expenses	0.05	0.04

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

Independent Auditor’s Report to the Board of Directors of Infosys Limited

(formerly Infosys Technologies Limited)

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the Balance Sheet as at 31 March 2012, the Statement of Profit and Loss of the Company for the quarter and year then ended, the Cash Flow Statement of the Company for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2012;
(ii)	in the case of the Statement of Profit and Loss, of the profit for the quarter and year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
c.	the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account; and
d.	in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
13 April 2012

INFOSYS LIMITED
in crore
Balance Sheet as at March 31,	Note	2012	2011
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	29,470	24,214
		29,757	24,501
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	21	25
		21	25
CURRENT LIABILITIES
Trade payables	2.5	68	85
Other current liabilities	2.6	2,365	1,770
Short-term provisions	2.7	3,604	2,473
		6,037	4,328
		35,815	28,854
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,045	4,056
Intangible assets	2.8	16	–
Capital work-in-progress		588	249
		4,649	4,305
Non-current investments	2.10	1,068	1,206
Deferred tax assets (net)	2.3	189	230
Long-term loans and advances	2.11	1,431	1,244
Other non-current assets	2.12	13	–
		7,350	6,985
CURRENT ASSETS
Current investments	2.10	341	119
Trade receivables	2.13	5,404	4,212
Cash and cash equivalents	2.14	19,557	15,165
Short-term loans and advances	2.15	3,163	2,373
		28,465	21,869
		35,815	28,854
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

INFOSYS LIMITED
in crore, except per share data
Statement of Profit and Loss for the	Note	Quarter ended March 31,		Year ended March 31,
		2012	2011	2012	2011
Income from software services and products	2.16	8,183	6,668	31,254	25,385
Other income	2.17	609	387	1,829	1,147
Total revenue		8,792	7,055	33,083	26,532
Expenses
Employee benefit expenses	2.18	4,051	3,300	15,473	12,459
Cost of technical sub-contractors	2.18	656	493	2,483	2,044
Travel expenses	2.18	231	190	944	771
Cost of software packages and others	2.18	182	144	625	459
Communication expenses	2.18	53	50	203	170
Professional charges		85	92	437	299
Depreciation and amortisation expense	2.8	204	189	794	740
Other expenses	2.18	219	200	1,028	769
Total expenses		5,681	4,658	21,987	17,711
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		3,111	2,397	11,096	8,821
Tax expense:
Current tax	2.19	815	724	3,053	2,521
Deferred tax	2.19	21	(57)	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		2,275	1,730	7,986	6,443
Dividend income, net of taxes	2.34	484	–	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM		2,759	1,730	8,470	6,443
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		39.61	30.15	139.07	112.26
Diluted		39.61	30.14	139.06	112.22

After Exceptional item
Basic		48.05	30.15	147.51	112.26
Diluted		48.05	30.14	147.50	112.22
Number of shares used in computing earnings per share	2.31
Basic		57,42,25,771	57,41,39,565	57,41,99,094	57,40,13,650
Diluted		57,42,33,173	57,42,25,025	57,42,29,742	57,42,01,958
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the	Note	Year ended March 31,
		2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		11,096	8,821
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		794	740
Interest and dividend income		(1,720)	(1,086)
Profit of sale of tangible assets	2.35.5	(2)	–
Effect of exchange differences on translation of assets and liabilities		19	(6)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(60)	(5)
Changes in assets and liabilities
Trade receivables	2.35.1	(1,180)	(968)
Loans and advances and other assets	2.35.2	(819)	(704)
Liabilities and provisions	2.35.3	671	234
		8,799	7,026
Income taxes paid	2.35.4	(2,844)	(2,756)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,955	4,270
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.35.5	(1,296)	(1,152)
Investments in subsidiaries	2.35.6	(104)	(77)
Disposal of other investments	2.35.7	(222)	3,378
Interest and dividend received	2.35.8	1,703	1,086
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		81	3,235
Dividend income, net of taxes	2.34	484	–
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		565	3,235
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		6	24
Repayment of loan given to subsidiary	2.35.9	35	14
Dividends paid including residual dividend		(2,012)	(3,156)
Dividend tax paid		(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES		(2,298)	(3,642)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		60	5
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		4,282	3,868
Add: Bank balances taken over from Infosys Consulting Inc., USA pursuant to merger (refer to note 2.25)		110	–
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		15,165	11,297
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		19,557	15,165

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

 Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.12 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.13 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.14 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES ON ACCOUNTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2012

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.37. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,30,001 (57,41,51,559) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	287	287
Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

The Board of Directors, in their meeting on October 12, 2011, declared an interim dividend of 15 per equity share. Further the Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of 22 per equity share and a special dividend - 10 years of Infosys BPO operations of 10 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012. The total dividend appropriation for the year ended March 31, 2012 amounted to 3,137 crore including corporate dividend tax of 438 crore.

During the year ended March 31, 2011, the amount of per share dividend recognized as distributions to equity shareholders was 60. The dividend for the year ended March 31, 2011 includes 20 per share of final dividend, 10 per share of interim dividend and 30 per share of 30th year special dividend. The total dividend appropriation for the year ended March 31, 2011 amounted to 4,013 crore including corporate dividend tax of 568 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2012 and March 31, 2011 is set out below:

Particulars	As at March 31, 2012		As at March 31, 2011
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning	57,41,51,559	287	57,38,25,192	287
Add: Shares issued on exercise of employee stock options	78,442	–	3,26,367	–
Number of shares at the end	57,42,30,001	287	57,41,51,559	287

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter and year ended March 31, 2012 and March 31, 2011, respectively, is set out below:

Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
The 1998 Plan :
Options outstanding, beginning of the period	3,170	59,270	50,070	242,264
Less: Exercised	3,170	9,200	49,590	188,675
Forfeited	–	–	480	3,519
Options outstanding, end of the period	–	50,070	–	50,070
Options exercisable, end of the period	–	50,070	–	50,070
The 1999 Plan :
Options outstanding, beginning of the period	20,518	62,256	48,720	204,464
Less: Exercised	7,714	12,666	28,852	137,692
Forfeited	1,121	870	8,185	18,052
Options outstanding, end of the period	11,683	48,720	11,683	48,720
Options exercisable, end of the period	7,429	40,232	7,429	40,232

The weighted average share price of options exercised under the 1998 Plan during the quarter ended March 31, 2012 and March 31, 2011 was 2,679 and 3,065, respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended March 31, 2012 and March 31, 2011 was 2,848 and 3,071, respectively.

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,799 and 2,950, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,702 and 2,902, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at March 31, 2012 and March 31, 2011 respectively:

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	"Weighted average remaining contractual life (in years)"	"Weighted average exercise price (in )"
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

As at March 31, 2012 and March 31, 2011, the Company had 11,683 and 98,790 number of shares reserved for issue under the 1998 and 1999 employee stock option plans, respectively. Most of the shares reserved for issue under the 1998 and 1999 employee stock option plans are vested and are exercisable at any point of time, except for 4,254 shares issued under the 1999 employee stock option plan which is unvested as of March 31, 2012. The vesting date for these 4,254 shares is June 16, 2012.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at March 31,
	2012	2011
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,057	3,022
Add: Receipts on exercise of employee stock options	6	24
Income tax benefit arising from exercise of stock options	1	11
	3,064	3,057
General reserve - Opening balance	5,512	4,867
Add: Transferred from Surplus	847	645
	6,359	5,512
Surplus- Opening Balance	15,591	13,806
Add: Net profit after tax transferred from Statement of Profit and Loss	8,470	6,443
Reserves on merger of Infosys Consulting Inc.	(84)	–
Amount available for appropriation	23,977	20,249
Appropriations:
Interim dividend	862	574
30th year special dividend	–	1,722
Special dividend - 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	645
Surplus- Closing Balance	19,993	15,591
	29,470	24,214

2.3 DEFERRED TAXES
in crore
Particulars	As at March 31,
	2012	2011
Deferred tax assets
Fixed assets	266	234
Trade receivables	18	19
Unavailed leave	101	85
Computer software	35	24
Accrued compensation to employees	31	24
Others	8	20
	459	406
Deferred tax liabilities
Branch profit tax	270	176
	270	176

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2012 and March 31, 2011, the Company has provided for branch profit tax of 270 and 176 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by 22 crore during the year ended March 31, 2012 due to foreign currency fluctuation impact.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	14	18
Rental deposits received from subsidiary (refer to note 2.25)	7	7
	21	25

2.5 TRADE PAYABLES
in crore
Particulars	As at March 31,
	2012	2011
Trade payables(1)	68	85
	68	85
(1) Includes dues to subsidiaries (refer to note 2.25)	61	55

2.6 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Accrued salaries and benefits
Salaries and benefits	53	42
Bonus and incentives	394	363
Other liabilities
Provision for expenses	824	537
Retention monies	42	21
Withholding and other taxes payable	454	292
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	4	4
Other payables(1)	31	1
Advances received from clients	14	19
Unearned revenue	519	488
Mark-to-market loss on forward and options contracts	28	–
Unpaid dividends	2	3
	2,365	1,770
(1) Includes dues to subsidiaries (refer to note 2.25)	29	–

2.7 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2012	2011
Provision for employee benefits
Unavailed leave	379	303
Others
Proposed dividend	1,837	1,149
Provision for
Tax on dividend	298	187
Income taxes	967	756
Post-sales client support and warranties	123	78
	3,604	2,473

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
 in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Balance at the beginning	135	69	78	73
Provision recognized/(reversal)	(8)	9	60	5
Provision utilised	(4)	–	(15)	–
Exchange difference during the period	–	–	–	–
Balance at the end	123	78	123	78

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2011	Additions/ Adjustments during the period	Deductins/ Retirement during The period	As at March 31, 2012	As at April 1, 2011	For the period	Deductions/ Adjustments during the period	As at March 31, 2012	As at March 31, 2012	As at March 31, 2011
Tangible assets :
Land : Free-hold	406	18	–	424	–	–	–	–	424	406
Leasehold	135	140	–	275	–	–	–	–	275	135
Buildings (1)(2)	3,532	196	1	3,727	964	242	1	1,205	2,522	2,568
Plant and equipment (2)(3)	876	81	147	810	525	166	147	544	266	351
Office equipment (2)(3)	276	39	43	272	143	55	43	155	117	133
Computer equipment (2)(3)(4)	1,092	245	249	1,088	872	218	242	848	240	220
Furniture and fixtures (2)(3)	598	69	128	539	359	111	127	343	196	239
Vehicles	7	2	–	9	3	1	–	4	5	4
	6,922	790	568	7,144	2,866	793	560	3,099	4,045	4,056
Intangible assets :
Intellectual property rights	12	17	–	29	12	1	–	13	16	–
	12	17	–	29	12	1	–	13	16	–

Total	6,934	807	568	7,173	2,878	794	560	3,112	4,061	4,056
Previous year	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056
Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.
	(3)
During the years ended March 31, 2012 and March 31, 2011, certain assets which were old and not in use having gross book value of 559 crore and 440 crore respectively, (net book value nil) were retired.

	(4)	Includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc. on merger.

Profit / (loss) on disposal of fixed assets during the quarter and year ended March 31, 2012 is 2 crore (less than 1 crore for March 31, 2011)

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2012.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	29	31
	60	25	35
Plant and machinery	3	3	–
	3	2	1
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	2	2	–
	1	1	–
Total	66	35	31
	65	29	36

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2012 amounted to 2 crore and 6 crore respectively (1 crore and 6 crore for the quarter and year ended March 31, 2011, respectively).

The rental income from Infosys BPO for the quarter and year ended March 31, 2012 amounted to 3 crore and 12 crore respectively (4 crore and 17 crore for the quarter and year ended March 31, 2011, respectively).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Lease rentals recognized during the period	25	18	91	68

	As at March 31,
Lease obligations payable	2012	2011
Within one year of the balance sheet date	93	63
Due in a period between one year and five years	161	152
Due after five years	41	30

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Non-current investments
Long term investments - at cost
Trade (unquoted) (refer to note 2.10.1)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA
Nil (5,50,00,000) common stock of USD 1.00 par value, fully paid	–	243
Infosys Technologies, S. de R.L. de C.V., Mexico
14,99,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid up	54	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
2,20,00,000 (1,45,16,997) shares of BRL 1.00 par value, fully paid	60	38
Infosys Technologies (Shanghai) Company Limited	93	11
Infosys Consulting India Limited
10,00,000 (Nil) equity shares of 10/- each, fully paid	1	–
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
	1,064	1,202
	1,068	1,206
Current investments – at the lower of cost and fair value
Others Non-trade (unquoted)	5	–
Liquid mutual fund units (refer to note 2.10.2)	336	119
Certificates of deposit (refer to note 2.10.2)	341	119
Aggregate amount of unquoted investments	1,409	1,325
Aggregate amount of provision made for non-current investments	2	2
(1) Investments include 4,76,250 (6,79,250) options of Infosys BPO

2.10.1 Details of Investments

The details of non-current trade investments in equity instruments as at March 31, 2012 and March 31, 2011 is as follows:
in crore
Particulars	As at March 31,
	2012	2011
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

2.10.2 Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2012 is as follows:

Particulars	Units	Amount (in Crore)
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	49,97,115	5
	49,97,115	5

There are no investments in liquid mutual fund units as at March 31, 2011.

The balances held in certificates of deposit as at March 31, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

The balances held in certificates of deposit as at March 31, 2011 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

2.11 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Capital advances	433	250
Electricity and other deposits	26	30
Rental deposits	22	16
Other loans and advances
Advance income taxes	929	924
Prepaid expenses	15	20
Loans and advances to employees
Housing and other loans	6	4
	1,431	1,244

2.12 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2012	2011
Others
Advance to gratuity trust (refer to note 2.28)	13	–
	13	–

2.13 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
	2012	2011
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	47	56
Less: Provision for doubtful debts	47	56
	–	–
Other debts
Unsecured
Considered good(2)	5,404	4,212
Considered doubtful	33	27
	5,437	4,239
Less: Provision for doubtful debts	33	27
	5,404	4,212
	5,404	4,212
(1) Includes dues from companies where directors are interested	8	2
(2) Includes dues from subsidiaries (refer to note 2.25)	152	72

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS
in crore
Particulars	As at March 31,
	2012	2011
Cash on hand	–	–
Balances with banks
In current and deposit accounts	18,057	13,665
Others
Deposits with financial institutions	1,500	1,500
	19,557	15,165
Balances with banks in unpaid dividend accounts	2	3
Deposit accounts with more than 12 months maturity	379	606
Balances with banks held as margin money deposits against guarantees	117	92

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of `119 crore and `95 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.
The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2012	2011
In current accounts
ANZ Bank, Taiwan	2	3
Bank of America, USA	566	274
Citibank NA, Australia	68	61
Citibank NA, Thailand	1	1
Citibank NA, Japan	9	17
Citibank NA, NewZealand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deutsche Bank, France	4	3
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, UK	31	40
Deutsche Bank, Spain	1	1
HSBC Bank, UK	–	1
Nordbanken, Sweden	2	4
Royal Bank of Canada, Canada	5	23
Deustche Bank, India	8	11
Deustche Bank-EEFC (Euro account)	9	8
Deustche Bank-EEFC (U.S. Dollar account)	23	141
Deutsche Bank-EEFC (Swiss Franc account)	2	2
ICICI Bank, India	13	18
ICICI Bank-EEFC (U.S. Dollar account)	14	14
Standard Chartered Bank, UAE	1	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Punjab National Bank, India	1	–
	792	638
In deposit accounts
Allahabad Bank	852	500
Andhra Bank	510	399
Axis Bank	746	476
Bank of Baroda	1,732	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	488
Canara Bank	1,399	1,225
Central Bank of India	700	354
Corporation Bank	395	295
DBS Bank	40	–
Federal Bank	20	–
HDFC Bank	1,357	646
ICICI Bank	1,418	689

in crore
Particulars	As at March 31,
	2012	2011
IDBI Bank	1,000	716
ING Vysya Bank	82	–
Indian Overseas Bank	600	500
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	95	25
Oriental Bank of Commerce	700	578
Punjab National Bank	1,285	1,493
Ratnakar Bank	5	–
State Bank of Hyderabad	500	225
State Bank of India	–	386
State Bank of Mysore	249	354
South Indian Bank	25	25
Syndicate Bank	550	500
Union Bank of India	602	631
Vijaya Bank	153	95
Yes Bank	131	23
	17,146	12,932
In unpaid dividend accounts
Citibank - Unclaimed dividend account	–	1
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	1	1
	2	3
In margin money deposits against guarantees
Canara Bank	56	29
State Bank of India	61	63
	117	92
Deposits with financial institutions
HDFC Limited	1,500	1,500
	1,500	1,500
Total cash and cash equivalents as per Balance Sheet	19,557	15,165

2.15 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	–	32
Others
Advances
Prepaid expenses	38	32
For supply of goods and rendering of services	20	50
Withholding and other taxes receivable	654	516
Others(1)	14	10
	726	640
Restricted deposits (refer to note 2.32)	461	344
Unbilled revenues	1,766	1,158
Interest accrued but not due	31	14
Loans and advances to employees
Housing and other loans	49	38
Salary advances	89	84
Electricity and other deposits	35	30
Rental deposits	6	2
Mark-to-market gain on forward and options contracts	–	63
	3,163	2,373
Unsecured, considered doubtful
Loans and advances to employees	3	3
	3,166	2,376
Less: Provision for doubtful loans and advances to employees	3	3
	3,163	2,373
(1) Includes dues from subsidiaries (refer to note 2.25)	13	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Income from software services	7,794	6,305	29,755	24,146
Income from software products	389	363	1,499	1,239
	8,183	6,668	31,254	25,385

2.17 OTHER INCOME
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Interest received on deposits with banks and others	560	346	1,696	1,068
Dividend received on investment in mutual fund units	4	–	24	18
Miscellaneous income, net	6	5	28	22
Gains / (losses) on foreign currency, net	39	36	81	39
	609	387	1,829	1,147

2.18 EXPENSES
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Employee benefit expenses
Salaries and bonus including overseas staff expenses	3,933	3,175	15,019	11,994
Contribution to provident and other funds	108	111	405	410
Staff welfare	10	14	49	55
	4,051	3,300	15,473	12,459
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	443	369	1,809	1,568
Technical sub-contractors - others	213	124	674	476
	656	493	2,483	2,044
Travel expenses
Overseas travel expenses	204	166	845	688
Traveling and conveyance	27	24	99	83
	231	190	944	771
Cost of software packages and others
For own use	149	81	463	320
Third party items bought for service delivery to clients	33	63	162	139
	182	144	625	459
Communication expenses
Telephone charges	40	37	150	130
Communication expenses	13	13	53	40
	53	50	203	170

in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Other expenses
Office maintenance	60	58	232	188
Power and fuel	37	35	154	142
Brand building	21	19	82	70
Rent	25	18	91	68
Rates and taxes, excluding taxes on income	15	18	51	48
Repairs to building	7	13	41	44
Repairs to plant and machinery	9	10	37	33
Computer maintenance	13	14	46	33
Consumables	5	3	24	23
Insurance charges	6	7	25	24
Research grants	1	–	3	14
Marketing expenses	5	4	19	14
Commission charges	5	5	24	12
Printing and Stationery	3	2	11	11
Professional membership and seminar participation fees	5	3	14	10
Postage and courier	2	3	9	9
Advertisements	1	1	4	6
Provision for post-sales client support and warranties	(8)	9	60	5
Commission to non-whole time directors	2	1	8	5
Freight Charges	–	–	1	1
Provision for bad and doubtful debts and advances	3	(24)	60	3
Books and periodicals	1	1	3	3
Auditor's remuneration
Statutory audit fees	–	–	1	1
Bank charges and commission	–	–	2	1
Donations	1	–	26	1
	219	200	1,028	769

2.19 TAX EXPENSE
in crore
	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Current tax
Income taxes	815	724	3,053	2,521
Deferred taxes	21	(57)	57	(143)
	836	667	3,110	2,378

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars	As at March 31,
		2012		2011
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts(1)		72		271
[Net of amount paid to statutory authorities `1,114 crore (`469 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		949		742

	in million	in ` crore	in million	in ` crore
Forward contracts outstanding
In USD	677	3,445	500	2,230
In Euro	20	136	20	127
In GBP	20	163	10	72
In AUD	23	121	10	46

Options outstanding
In USD	50	254	–	–
		4,119		2,475
(1)
Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (671 crore), including interest of 313 crore (177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 . The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units.The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,081 crore (1,196 crore as at March 31, 2011).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
in crore
Particulars	As at March 31,
	2012	2011
Not later than one month	304	413
Later than one month and not later than three months	650	590
Later than three months and not later than one year	3,165	1,472
	4,119	2,475

The Company recognized a gain on derivative financial instruments of 185 crore and 30 crore during the quarter ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

The Company recognized a loss on derivative financial instruments of 263 crore and gain on derivative financial instruments of 53 crore during the year ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Capital goods	73	53	180	161
Software packages	6	3	6	4
	79	56	186	165

2.23 ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Earnings in foreign currency
Income from software services and products	8,821	6,292	30,597	23,954
Interest received from banks and others	2	–	12	6
Dividend received from subsidiary	578	–	578	–
	9,401	6,292	31,187	23,960
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	199	125	702	535
Professional charges	100	40	354	159
Technical sub-contractors - subsidiaries	440	368	1,806	1,568
Overseas salaries and incentives	2,477	1,854	9,140	6,907
Other expenditure incurred overseas for software development	372	363	1,344	1,431
	3,588	2,750	13,346	10,600
Net earnings in foreign currency	5,813	3,542	17,841	13,360

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the year ended March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2012	2011
Interim dividend for fiscal 2012	5	8,13,31,029	122	–
Interim and 30th year special dividend for fiscal 2011	4	10,87,18,147	–	435
Final dividend for fiscal 2011	4	8,74,37,368	175	–
Final dividend for fiscal 2010	7	10,68,22,614	–	160

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)	Thailand	–	–
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	–
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	–
(1)	Effective January 12, 2012, Infosys Consulting Inc., was merged with Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	As at March 31,
	2012	2011
Short-term Loans and Advances
Infosys China	–	23
Infosys Brasil	–	9
Trade Receivables
Infosys China	12	39
Infosys Australia	–	5
Infosys Mexico	–	1
Infosys Consulting	–	24
Infosys BPO (Including subsidiaries)	9	3
Infosys Public Services	131	–

in crore
Particulars	As at March 31,
	2012	2011
Other Receivables
Infosys Australia	1	–
Infosys BPO (Including subsidiaries)	1	–
Infosys Consulting	–	–
Infosys Public Services	11	–
Trade Payables
Infosys China	6	32
Infosys Australia	52	–
Infosys BPO (Including subsidiaries)	2	3
Infosys Consulting	–	17
Infosys Consulting India	–	1
Infosys Mexico	–	1
Infosys Sweden	1	1
Other Payables
Infosys Australia	2	–
Infosys BPO (Including subsidiaries)	8	–
Infosys Consulting India	2	–
Infosys Public Services	17	–
Deposit given for shared services
Infosys BPO (Including subsidiaries)	3	–
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and year ended March 31, 2012 and March 31, 2011 are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Capital transactions:
Financing transactions
Infosys Shanghai	–	11	82	11
Infosys Mexico	–	–	–	14
Infosys Brasil	21	–	22	10
Infosys China	–	–	–	42
Infosys Consulting India	1	–	1	–
Loans
Infosys Brasil	(13)	9	(10)	9
Infosys China	(25)	–	(25)	(23)
Revenue transactions:
Purchase of services
Infosys Australia	360	234	1,333	889
Infosys China	69	59	263	240
Infosys Consulting	1	52	146	353
Infosys Consulting India	–	–	2	5
Infosys BPO (Including subsidiaries)	7	8	27	17
Infosys Sweden	2	3	10	12
Infosys Mexico	4	12	27	49
Infosys Brasil	–	1	1	3
Purchase of shared services including facilities and personnel
Infosys Consulting (including subsidiaries)	–	–	2	–
Infosys BPO (including subsidiaries)	24	31	101	114
Interest income
Infosys China	–	–	1	2
Infosys Brasil	–	–	1	–
Sale of services
Infosys Australia	–	10	14	33
Infosys China	2	3	8	6
Infosys Brasil	–	–	1	–
Infosys Mexico	1	–	5	–
Infosys BPO (including subsidiaries)	11	8	34	21
Infosys Consulting	–	24	43	73
Infosys Public Services	129	–	171	–
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	14	15	57	78
Infosys Consulting	–	1	21	4
Dividend income
Infosys Australia	578	–	578	–

During the quarter and year ended March 31, 2012, an amount of Nil and `20 crore, respectively (Nil for the quarter and year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter and year ended March 31, 2012, an amount of Nil (Nil and `12 crore for the quarter and year ended March 31, 2011 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Salaries and other employee benefits	11	5	45	33

2.26 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Capital	1	2	5	6
Revenue	177	134	655	521

2.27 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2012 and March 31, 2011:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	2,870	1,651	1,738	1,924	8,183
	2,431	1,274	1,512	1,451	6,668
Identifiable operating expenses	1,292	744	782	824	3,642
	1,098	571	712	617	2,998
Allocated expenses	630	375	394	436	1,835
	520	288	339	324	1,471
Segmental operating income	948	532	562	664	2,706
	813	415	461	510	2,199
Unallocable expenses					204
					189
Other income					609
					387
Profit before taxes and exceptional item					3,111
					2,397
Tax expense					836
					667
Profit after taxes before exceptional item					2,275
					1,730
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					2,759
					1,730

Industry Segments

Year ended March 31, 2012 and March 31, 2011:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,172	6,117	6,572	7,393	31,254
	9,293	4,686	5,948	5,458	25,385
Identifiable operating expenses	5,162	2,789	3,018	3,148	14,117
	4,210	2,107	2,844	2,385	11,546
Allocated expenses	2,475	1,402	1,504	1,695	7,076
	1,971	1,009	1,275	1,170	5,425
Segmental operating income	3,535	1,926	2,050	2,550	10,061
	3,112	1,570	1,829	1,903	8,414
Unallocable expenses					794
					740
Other income					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

Geographic Segments

Quarter ended March 31, 2012 and March 31, 2011:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	5,214	1,850	180	939	8,183
	4,316	1,416	191	745	6,668
Identifiable operating expenses	2,281	784	86	491	3,642
	1,909	618	99	372	2,998
Allocated expenses	1,183	414	36	202	1,835
	970	310	37	154	1,471
Segmental operating income	1,750	652	58	246	2,706
	1,437	488	55	219	2,199
Unallocable expenses					204
					189
Other income, net					609
					387
Profit before taxes and exceptional item					3,111
					2,397
Tax expense					836
					667
Profit after taxes before exceptional item					2,275
					1,730
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					2,759
					1,730

Year ended March 31, 2012 and March 31, 2011:
 in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	20,346	6,614	740	3,554	31,254
	16,815	5,252	594	2,724	25,385
Identifiable operating expenses	8,869	2,995	368	1,885	14,117
	7,521	2,311	286	1,428	11,546
Allocated expenses	4,659	1,496	153	768	7,076
	3,610	1,120	122	573	5,425
Segmental operating income	6,818	2,123	219	901	10,061
	5,684	1,821	186	723	8,414
Unallocable expenses					794
					740
Other income, net					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item- Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

2.28 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Obligations at year beginning	459	308	256	217	221
Transfer of obligation	–	–	(2)	–	–
Service cost	143	171	72	47	47
Interest cost	37	24	19	15	16
Actuarial (gain)/ loss	(6)	15	(4)	–	(9)
Benefits paid	(64)	(59)	(33)	(23)	(21)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year/period end	569	459	308	256	217
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	459	310	256	229	221
Expected return on plan assets	47	34	24	16	18
Actuarial gain	–	1	1	5	2
Contributions	140	173	62	29	9
Benefits paid	(64)	(59)	(33)	(23)	(21)
Plan assets at year/period end, at fair value	582	459	310	256	229
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	582	459	310	256	229
Present value of the defined benefit obligations at the end of the year	569	459	308	256	217
Asset recognized in the balance sheet	13	–	2	–	12
Assumptions
Interest rate	8.57%	7.98%	7.82%	7.01%	7.92%
Estimated rate of return on plan assets	9.45%	9.36%	9.00%	7.01%	7.92%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	5.10%	5.10%

Net gratuity cost for the quarter and year ended March 31, 2012 and March 31, 2011 comprises of the following components:
 in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Gratuity cost for the year
Service cost	24	40	143	171
Interest cost	10	15	37	24
Expected return on plan assets	(12)	(9)	(47)	(34)
Actuarial (gain)/loss	13	4	(6)	14
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	34	49	123	171

Actual return on plan assets	10	8	47	35

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of `2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited

As at March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately `125 crore to the gratuity trust during fiscal 2013.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by `37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2012 and March 31, 2011 amounted to `18 crore and `22 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.29 PROVIDENT FUND

The Company contributed `56 crore and `214 crore towards provident fund during the quarter and year ended March 31, 2012, respectively ( `47 crore and `179 crore during the quarter and year ended March 31, 2011, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position are given below:
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Plan assets at period end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at period end	1,816	1,579	1,295	997	743
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2012	2011	2010	2009	2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8 years	7 years	7 years	6 years	6 years
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

2.30 SUPERANNUATION

The Company contributed 17 crore and 63 crore to the superannuation trust during the quarter and year ended March 31, 2012, respectively (14 crore and 57 crore during the quarter and year ended March 31, 2011, respectively).

2.31 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Number of shares considered as basic weighted average shares outstanding	57,42,25,771	57,41,39,565	57,41,99,094	57,40,13,650
Add: Effect of dilutive issues of shares/stock options	7,402	85,460	30,648	1,88,308
Number of shares considered as weighted average shares and potential shares outstanding	57,42,33,173	57,42,25,025	57,42,29,742	57,42,01,958

2.32 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2012 include 461 crore (344 crore as at March 31, 2011) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

The company has no dues to micro and small enterprises during the quarter and year ended March 31, 2012 and March 31, 2011 and as at March 31, 2012 and March 31, 2011.

2.34 EXCEPTIONAL ITEM

During the quarter and year ended March 31, 2012, the Company received dividend of `484 crore, net of taxes of `94 crore from its wholly owned subsidiary Infosys Australia.

2.35 SCHEDULES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Year ended March 31,
	2012	2011
2.35.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	5,404	4,212
Less: Trade receivables taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012	12	–
Less: Opening balance considered	4,212	3,244
	1,180	968
2.35.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current)(1)	4,605	3,617
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	18	22
Interest accrued but not due	31	14
Loan to subsidiary	–	32
Advance income taxes	929	924
Capital Advance	433	250
	3,194	2,375
Less: Opening balance considered	2,375	1,671
	819	704
(1) excludes loans and advances and other assets of 2 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(2) refer to note 2.28

2.35.3 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current)(1)	6,050	4,353
Less: Unpaid dividend	2	3
Retention monies	42	21
Gratuity obligation - unamortised amount relating to plan amendment	18	22
Provisions separately considered in Cash Flow statement
Income taxes	967	756
Proposed dividend	1,837	1,149
Tax on dividend	298	187
	2,886	2,215
Less: Opening balance considered	2,215	1,981
	671	234
(1) excludes trade payables of 8 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.4 INCOME TAXES PAID
Charge as per the profit and loss account	3,110	2,378
Add/(Less): Increase/(Decrease) in advance income taxes (1)	(1)	283
Increase/(Decrease) in deferred taxes (2)(3)	(57)	143
Income tax benefit arising from exercise of stock options	(1)	(11)
(Increase)/Decrease in income tax provision(4)	(207)	(37)
	2,844	2,756
(1) excludes advance taxes 6 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(2) excludes exchange difference of 22 crore and `6 crore for the year ended March 31, 2012 and March 31, 2011
(3) excludes deferred tax asset of 38 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(4) excludes provision for taxes of 4 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.5 PAYMENT TOWARDS CAPITAL EXPENDITURE
As per the balance sheet (1)(2)	797	1,017
Less: Profit on sale of tangible assets	2
Less: Opening capital work-in-progress	249	228
Add: Closing capital work-in-progress	588	249
Add: Opening retention monies	21	66
Less: Closing retention monies	42	21
Add: Closing capital advance	433	250
Less: Opening capital advance	250	181
	1,296	1,152
(1) net of 3 crore movement in land from leasehold to free-hold upon acquisition for the year ended March 31, 2011
(2) net of assets having gross book value of 10 crore (net book value 2 crore) taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.6 INVESTMENTS IN SUBSIDIARIES (1)
As per the balance sheet (2)	1,063	1,202
Less: Opening balance considered (3)	959	1,125
	104	77
(1) refer to note 2.25 for investment made in subsidiaries
(2) excludes investment in Infosys Consulting India Limited of 1 crore taken over from Infosys Consulting Inc., USA pursuant to merger effective January 2012
(3) excludes investment of 243 crore as of March 31, 2011 in Infosys Consulting Inc., USA pursuant to merger effective January 2012

2.35.7 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	119	3,497
Less: Closing balance	341	119
	(222)	3,378
2.35.8 INTEREST AND DIVIDEND RECEIVED
Interest and dividend income as per profit and loss account	1,720	1,086
Add: Opening interest accrued but not due	14	14
Less: Closing interest accrued but not due	31	14
	1,703	1,086
2.35.9 LOAN GIVEN TO SUBSIDIARIES
Closing Balance	–	32
Less: Increase in loan balance due to exchange difference	3	–
Less: Opening balance	32	46
	(35)	(14)

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Quarter ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Income from software services and products	8,183	6,668	31,254	25,385
Software development expenses	4,652	3,760	17,835	14,267
GROSS PROFIT	3,531	2,908	13,419	11,118
Selling and marketing expenses	380	317	1,453	1,219
General and administration expenses	445	392	1,905	1,485
	825	709	3,358	2,704
OPERATING PROFIT BEFORE DEPRECIATION	2,706	2,199	10,061	8,414
Depreciation and amortization	204	189	794	740
OPERATING PROFIT	2,502	2,010	9,267	7,674
Other income	609	387	1,829	1,147
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	3,111	2,397	11,096	8,821
Tax expense:
Current tax	815	724	3,053	2,521
Deferred tax	21	(57)	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM	2,275	1,730	7,986	6,443
Dividend income, net of taxes	484	–	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM	2,759	1,730	8,470	6,443

2.37 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items			in crore
Note	Description	As at March 31,
		2012	2011
2.8	Fixed assets - Vehicles
	Deletion during the period	0.47	0.08
	Depreciation on deletions	0.47	0.08
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06

Profit & Loss Items				in crore
Note	Description	Quarter ended March 31,		Year ended March 31,
		2012	2011	2012	2011
Profit & Loss	Additional dividend	–	–	0.02	–
	Additional dividend tax	–	–	–	–

2.18	Auditor's remuneration
	Statutory Audit Fee	0.23	0.20	1.00	1.00
	Certification charges	0.02	0.01	0.07	0.06
	Out-of-pocket expenses	0.02	0.01	0.05	0.04
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna1 Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited (formerly Infosys Technologies Limited) Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2012 and the year to date financial results for the period from 1 April 2011 to 31 March 2012, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2012 as well as the year to date results for the period from 1 April 2011 to 31 March 2012.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
13 April 2012